NORBERT HEALTH

A groundbreaking device that measures all essential vital signs without contact


norbert
health
Contactless
Automated
Health Sensing

norberthealth.com New York

Technology | Notable Angel | B2B | Healthcare | B2C

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Repeat tech entrepreneur built a device and AI to measure all vitals signs in 30s, medical accuracy.
2. Combination of radar, infrared and advanced camera make it possible to measure all vitals accurately
3. Clinical trials for certification in progress - target FDA approval date is Q4 2023 (not guaranteed)
4. Ongoing pilots with major healthcare players like Northwell, NYU, Duke, Vivalto, SOS, Weill-Cornell
5. Saeju Jeong, founder of Noom, invested and is a board member. $8M raised from top tier VCs, angels
6. $265Bn worth of Medicare costs are moving to home care - and need automated vitals scanning devices!
7. Manufacturing devices with major contract manufacturer in Q4 2023 in Europe
8. 6 patents and De-Novo applications protect a unique and advanced AI and hardware technology

Our Team



Alexandre Winter   CEO & Co-Founder

A pioneer researcher in AI, Alex founded and exited two tech startups. LTU technologies built the first image based search engine and was acquired by a Japanese public company. Placemeter was a raised 10m from NEA and Qualcomm and was sold to Netgear.



Ahmad Gaber   Chief Commercial Officer

Founded three companies in Healthcare (digital health, biotech, primary care), led corporate strategy at Premier Inc, one of the largest healthcare services companies in the USA



Thomas Rosenblatt   Chief Technology Officer

Software architect at Meta, led backend at Netatmo



John Backer   VP of Operations

Led hardware and manufacturing at Tasso, long and deep expertise in medical hardware, manufacturing, QMS, regulatory and supply chain



Xin He   Chief Medical Officer

Graduate of Yale and MIT with experience designing, running and publishing clinical studies. Practicing physician and Director of Endocrinology Department at Signature Healthcare outside Boston.

Measuring vital signs without contact



Healthcare is undergoing rapid and massive changes - and needs new tools fast.

Nurses are burning out in large numbers and need tools to take some work off of their plates.

Healthcare is rapidly moving from clinics and hospitals into the home - we need easy and patient-friendly tools to make this transition smooth.




46%
nursing jobs shortage
13m out of 28m in 2030

$265bn
medicare costs shifting
to the home 2027

need new tools

Taking vital signs is ...








bulky   **time consuming**   **not easy for people**

Meet Norbert !



Temperature

Respiratory Rate

Pulse Rate

Pulse Wave Velocity



Spo2

Blood pressure

 Secure & FHIR compliant    Plug'n Play    Nothing to touch, clean or sanitize

Just be within 3ft of the device for 30 seconds



Just look Norbert in the eyes for 15 to 30 seconds, and Norbert will measure your SpO2, pulse rate, temperature, blood pressure and respiratory rate. Nothing to do. Can't do it wrong!

How it works...
6



Norbert is tested and piloted in multiple clinics and hospitals these days, mostly to automate vital signs scanning and optimize the patient's journey, as well as take some workload off of nursing staff.



Admissions
At the hospital
it's plug-and-play!

Norbert for Healthcare Facilities
norbert health
Time Saving & Automation across consultation rooms, ER Check-ins and Patient Rooms
6m 30s
time for vital signs collection with standard interruptions(1)
17s
Time needed with Norbert
✔ AUTOMATE & SPEED-UP VITAL SIGNS COLLECTION
✔ FREE UP VALUABLE TIME FOR NURSING STAFF
✔ INTEROPERABILITY WITH EMR
✔ NO CONTACTS - AVOID CONTAMINATION
✔ TRIAGE EARLY - IMPROVE PATIENT OUTCOME
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(1) NIH study shows 3:45 to 6:26 to take vital signs, depending on protocol https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8249906/

Norbert is also tested and piloted in homes, to monitor patients post discharge. A simple app will remind patients to take their vitals on a regular basis. Doctors will be notified if some vitals deviate from the norm, and can act remotely to keep small problems small.




Reliable

Missed it?
Norbert will call again!



Norbert at Home

✔ Fully automated, easy for patients - **reliable data**

✔ Smart patient app helps patients **remember to check-in**

✔ Alerting rules to notify caregivers of any change / deterioration



| 92 Spo2
120 HR
38C temp ⚠ | → | Change
medication
remotely | → | 98 Spo2
usual HR
37C temp ✔ |

Reliable and comfortable remote patient monitoring
Acute post discharge or chronic care

Better outcome, fewer readmissions, lower cost

12

Pricing

norbert health

 

$299
Hardware

$49/month
Software as a Service

13

Technology



RGB Camera
Heart, Pleth, SpO2

Thermal Camera
Temperature

mmWave radar
Breathing, PWV

On-board AI
Signal Processing, ML, DL
6 patents, main IP

Wifi + BLE
Integrations, Dashboards

Multiple sensors
Unique AI stack
Low level sensor control

⬇

Medical grade

Certification and Manufacturing in Q4



Q4 2023 - Q1 2024   **Q1 2024 - Q2 2024**   **Q3 2024**






CERTIFIED
- Heart Rate
- Temperature
- Spo2


CERTIFIED
- Heart Rate
- Temperature
- Spo2


CERTIFIED
- Blood Pressure
- Breathing rate
- PWV



Celestica is a **tier 1** manufacturer, leader in **medical devices**
We signed our manufacturing agreement, **net 30** terms
1st batch of **5000 devices** in **10/23** from a factory in Romania

11

Forward-looking projections cannot be guaranteed.

Partners and pilots

 norbert health


16 hospitals in France
Accuracy and usability study


90 hospitals in Europe
User satisfaction study


The Royal Melbourne Hospital
Post discharge usability study
In clinic accuracy study


ChristianaCare
+MEDRITE
Weill Cornell Medicine
and more!

 Bealy
Telehealth Solution provider
600 point of care
Deploy in September

 Northwell Health
Pulse Rate and Temperature clinical accuracy study

 DukeHealth
SpO2 clinical accuracy

 NYU Langone Health
SpO2 real world study

16

Financing strategy

 norbert health

note closing
June 2023

Series A closing
Q1 2024

$4.5M SAFE note

72% committed
$35m cap
20% discount
Offers runway until Q2'24
Prepare to ship product!

Series A milestones

FDA cleared product
6 successful pilots
1000 device pre-orders
5000 devices made
Ready to scale!

Series A use of funds

Build/ship 10,000's device
$10M+ ARR bookings
Scale up!

HCVC✕ Exor Seeds LDV serena
$8M VC investment in two rounds 2019 and 2021

18

Forward-looking projections cannot be guaranteed. Only $1.235M is being solicited through this Wefunder offering.

Alex Winter, PhD
CEO
Computer vision / AI pioneer
Repeat AI / tech entrepreneur

Ahmad Gaber
Chief Commercial Officer
Marketing, sales, strategy
Health tech entrepreneur

John Backer
VP of Ops
Manufacturing, Hardware
25+ yr experience in hardware ops

Dr. Sebastien Beley
Dr. Matthew Williams
Dr. Xin He
CMO

CTO
Hardware
Bus Dev
AI
CFO




Andrew Litt
Executive advisor


Benjamin Griveaux
Executive advisor

17 full time employees
in NYC and Paris

 norbert health

Alumni from
 netatmo

... Cigna ... MIT ... Bloomberg

$8M VC investment in two rounds

HCVC✕ Exor Seeds LDV CAPITAL serena



A unique player on a massive opportunity
norbert health
- Contactless full vitals: SpO2, BP, Temperature, HR and more, 20 secs
- Radar, camera, thermal sensor and a proprietary stack of AI
- Aiming at medical grade accuracy on all vital signs
- Go to market in Q4 23: FDA clearance and manufacturing in place
- Protected IP - several patents pending, two de-novo FDA applications
- Raising funding to accelerate go to market and scale
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Forward-looking projections cannot be guaranteed.

Norbert is ready to scale fast - certification is going well and we signed an agreement with a tier one contract manufacturer. The plan is to put devices on the market in Q4 2023 and start growing fast! If all goes well, our plans take us to **$5m ARR in Q1 2024** (*.

Forward-looking projections cannot be guaranteed.

We are ready to make all vitals devices obsolete
norbert health
$11Bn
US market 2028
Baxter
Hillrom | Welch Allyn
$3Bn revenue 2022
Masimo
$2Bn revenue 2022
OMRON
$7Bn revenue 2022
20





Forward-looking projections cannot be guaranteed.



the future of health
www.norbert.health
info@norberthealth.com
norbert health